December 14, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Clair DeLabar, Senior Staff Accountant
Ivette Leon, Chief Accountant
Carlos Pacho, Senior Assistant Chief Accountant
Justin Kisner, Staff Attorney
Paul Fischer, Staff Attorney
Larry Spirgel, Assistant Director

RE:	Lincoln Educational Services Corporation Form 10-K for the year ended December 31, 2014 Filed March 16, 2015 File No. 000-51371

Ladies and Gentlemen:

Lincoln Educational Services Corporation (the “Company”) hereby advises the staff of the Securities and Exchange Commission (the “Staff”) that the Company has received the request for additional information during a November 12, 2015 phone conversation with Carlos Pacho-Senior Assistant Chief Accountant, Ivette Leon-Chief Accountant, and Clair DeLabar-Senior Staff Accountant, related to the above referenced response letter submitted by the Company with respect to the Staff’s comments on October 19, 2015.  As discussed on December 11, 2015 with the Staff, the Company was granted an extension until January 8, 2016 to respond to the additional information request.  The Company is committed to responding to the Comment Letter promptly and will provide a response to the Staff no later than January 8, 2016.

Should you have any questions regarding the Company’s request, please do not hesitate to contact me at (973) 736-9340.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

LINCOLN EDUCATIONAL SERVICES CORPORATION

By:	/s/ Brian Meyers
Name:	Brian Meyers
Title :	Executive Vice President, Chief Financial Officer and Treasurer